SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month April 2012

CREDICORP LTD.

(Exact name of registrant as specified in its charter)

Clarendon House

Church Street

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

April 24, 2012

SUPERINTENDENCIA DEL MERCADO DE VALORES - SMV

Re.: MATERIAL EVENT

Dear Sirs:

In accordance with CONASEV Resolution for Material Events, Reserved Information and Other Communications N° 107-2002-EF/94.10, as modified by CONASEV Resolution N° 009-2003-EF/94.10, Credicorp Ltd. complies with notifying you of the following Material Event:

Credicorp’s subsidiary Banco de Crédito del Perú (“BCP”) has reached an agreement in principle with the shareholders of Inversiones IMTrust S.A. (“IMT”), a financial corporation with market leadership in financial services operating in Chile, for the acquisition of not less than 60.6% of the company’s shares, valued at approximately 3.5% of Credicorp’s net equity. The settlement of the transaction and final price is subject to the satisfactory completion of a due diligence process and the approval from the appropriate regulatory authorities, among other conditions precedent.

Thus, Credicorp, through its subsidiary – BCP, seeks to consolidate its regional presence in the financial services industry, to obtain a greater participation in the Latinamerican Integrated Market (MILA) especially in corporate finance, capital markets, brokerage and asset management businesses which in turn will be supported by a solid base of financial and economic analysis.

This acquisition complements a previous agreement to acquire 51% of the shares of Correval, a leader in this sector in Colombia, and once such acquisitions are completed, Credicorp pretends subject to obtaining the governmental approvals required, to create a regional Investment Bank with these two companies together with BCP’s investment banking business, forming a regional entity with an international reach.

Yours sincerely,

/s/ Mario Ferrari

Stock Market Representative

Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 23, 2012

CREDICORP LTD.

By:	/s/ Mario Ferrari
Mario Ferrari
Authorized Representative